This presentation (the “Presentation”) is provided for informational purposes only and has been prepared to provide interested parties with certain information about Logistic Properties of the Americas and its subsidiaries (collectively, “LPA”) and for no other purpose. This Presentation is not a prospectus, product disclosure statement or any other offering or disclosure document under any other law. The information contained herein is of a general background nature and does not purport to be exhaustive, all-inclusive or complete. This Presentation does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase, any equity, debt or other financial instruments of LPA. No such offering of equity or debt securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom. No representations or warranties, express or implied are given in, or in respect of, the accuracy or completeness of this Presentation or any other information (whether written or oral) that has been or will be provided to you. To the fullest extent permitted by law, LPA disclaims any and all liability for any loss or damage (whether foreseeable or not) suffered or incurred by any person or entity as a result of anything contained or omitted from this Presentation and such liability is expressly disclaimed. The viewer of this Presentation agrees that it shall not seek to sue or otherwise hold LPA or any of its respective directors, officers, employees, affiliates, agents, advisors or representatives liable in any respect for the provision of this Presentation, the information contained in this Presentation, or the omission of any information from this Presentation. Viewers of this Presentation should each make their own evaluation of LPA and of the relevance and adequacy of the information provided in this Presentation and should make such other investigations as they deem necessary before making an investment decision. Nothing herein should be construed as legal, financial, tax or other advice. You should consult your own advisers concerning any legal, financial, tax or other considerations concerning anything described herein, and, by accepting this Presentation, you confirm that you are not relying solely upon the information contained herein to make any investment decision. The general explanations included in this Presentation cannot address, and are not intended to address, your specific investment objectives, financial situations or financial needs. Forward-Looking Statements This Presentation contains certain forward-looking information which may not be included in future public filings or investor guidance. The inclusion of forward- looking financial information or metrics in this Presentation should not be construed as a commitment by LPA to provide guidance on such information in the future. Certain statements in this Presentation may be considered forward-looking statements. Forward-looking statements include, without limitation, statements about future events or LPA’s future financial or operating performance. For example, statements regarding anticipated growth in the industry in which LPA operates and anticipated growth in demand for LPA’s products and solutions, the anticipated size of LPA’s addressable market and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “pro forma,” “may,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations of them or similar terminology. These forward-looking statements regarding future events and the future results of LPA are based on current expectations, estimates, forecasts, and projections about the industry in which LPA operates, as well as the beliefs and assumptions of LPA’s management. These forward-looking statements are only predictions and are subject to known and unknown risks, uncertainties, assumptions and other factors beyond LPA’s control that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. They are neither statements of historical fact nor promises or guarantees of future performance. Therefore, LPA’s actual results may differ materially and adversely from those expressed or implied in any forward-looking statements and LPA therefore cautions against relying on any of these forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by LPA and its management, are nherently uncertain and are inherently subject to risks variability and contingencies, many of which are beyond LPA’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the possibility of any economic slowdown or downturn in real estate asset values or leasing activity or in the geographic markets where LPA operates; (ii) LPA’s ability to manage growth; (iii) LPA’s ability to continue to comply with applicable listing standards of the New York Stock Exchange (“NYSE”); (iv) changes in applicable laws, regulations, political and economic developments; (v) the possibility that LPA may be adversely affected by other economic, business and/or competitive factors; (vi) LPA’s estimates of expenses and profitability; (vii) the outcome of any legal proceedings that may be instituted against LPA and (viii) other risks and uncertainties set forth in the filings by LPA with the U.S. Securities and Exchange Commission (the “SEC”). There may be additional risks that LPA does not presently know or that LPA currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Any forward-looking statements made by or on behalf of LPA speak only as of the date they are made. Except as otherwise required by applicable law, LPA disclaims any obligation to publicly update or revise any forward-looking statements to reflect any changes in their respective expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. Accordingly, you should not place undue reliance on forward- looking statements due to their inherent uncertainty. Nothing in this Presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Industry and Market Data This Presentation also contains estimates and other statistical data made by independent parties which they believe to be reliable and by LPA relating to market size and growth and other data about LPA’s industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions, and estimates of the future performance of the markets in which LPA operates are necessarily subject to a high degree of uncertainty and risk. LPA has not independently verified the accuracy or completeness of the independent parties’ information. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of such independent information. Trademarks LPA owns or has rights to various trademarks, service marks and trade names used is connection with the operation of its business. This Presentation may also contain trademarks, service marks, trade names and copyrights of other companies or third parties, which are the property of their respective owners. LPA’s use thereof does not imply an affiliation with, or endorsement by, the owners of such trademarks, service marks, trade names and copyrights. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM or symbols, but LPA will assert, to the fullest extent under applicable law, the rights of the applicable owners to these trademarks, service marks, trade names and copyrights. Financial Measures Certain financial information contained herein is unaudited and is based on internal records and/or estimates. The Presentation also contains unaudited alternative financial measures that are measures of financial performance not calculated in accordance with generally accepted accounting principles in the United States (or international financial reporting standards (“IFRS”)) and should not be considered as replacements or alternatives to net income or loss, cash flow from operations or other measures of operating performance or liquidity of LPA. These alternative financial measures should be viewed in addition to, and not as a substitute for, analysis of LPA’s results reported in accordance with IFRS or otherwise. Notwithstanding these limitations, and in conjunction with other accounting and financial information available, LPA’s management considers the alternative financial measures contained in this presentation (including EBITDA, EBITDA margin, Net Debt, Net Operating Income (NOI), NOI margin, Cash NOI, Same-Property NOI, Same-Property Cash NOI, Net debt to NOI and net debt to EBITDA ratio, Equity Value, FFO, and AFFO reasonable indicators for comparisons between LPA and LPA’s principal competitors on the market. These alternative financial measures are used by market participants for comparative analysis, albeit with certain limitations as analytical tools, of the results of businesses in the sector and as indicators of LPA’s capacity to generate cash flows. Nevertheless, alternative financial measures do not have any standardized meaning and therefore may not be comparable to similar measures presented by other companies. You should review LPA’s financial statements and additional information included in its filings with the SEC. Disclaimer Second Quarter 2026 Supplemental Information Supplemental Package

This presentation (the “Presentation”) is provided for informational purposes only and has been prepared to provide interested parties with certain information about Logistic Properties of the Americas and its subsidiaries (collectively, “LPA”) and for no other purpose. This Presentation is not a prospectus, product disclosure statement or any other offering or disclosure document under any other law. The information contained herein is of a general background nature and does not purport to be exhaustive, all-inclusive or complete. This Presentation does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase, any equity, debt or other financial instruments of LPA. No such offering of equity or debt securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom. No representations or warranties, express or implied are given in, or in respect of, the accuracy or completeness of this Presentation or any other information (whether written or oral) that has been or will be provided to you. To the fullest extent permitted by law, LPA disclaims any and all liability for any loss or damage (whether foreseeable or not) suffered or incurred by any person or entity as a result of anything contained or omitted from this Presentation and such liability is expressly disclaimed. The viewer of this Presentation agrees that it shall not seek to sue or otherwise hold LPA or any of its respective directors, officers, employees, affiliates, agents, advisors or representatives liable in any respect for the provision of this Presentation, the information contained in this Presentation, or the omission of any information from this Presentation. Viewers of this Presentation should each make their own evaluation of LPA and of the relevance and adequacy of the information provided in this Presentation and should make such other investigations as they deem necessary before making an investment decision. Nothing herein should be construed as legal, financial, tax or other advice. You should consult your own advisers concerning any legal, financial, tax or other considerations concerning anything described herein, and, by accepting this Presentation, you confirm that you are not relying solely upon the information contained herein to make any investment decision. The general explanations included in this Presentation cannot address, and are not intended to address, your specific investment objectives, financial situations or financial needs. Forward-Looking Statements This Presentation contains certain forward-looking information which may not be included in future public filings or investor guidance. The inclusion of forward- looking financial information or metrics in this Presentation should not be construed as a commitment by LPA to provide guidance on such information in the future. Certain statements in this Presentation may be considered forward-looking statements. Forward-looking statements include, without limitation, statements about future events or LPA’s future financial or operating performance. For example, statements regarding anticipated growth in the industry in which LPA operates and anticipated growth in demand for LPA’s products and solutions, the anticipated size of LPA’s addressable market and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “pro forma,” “may,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations of them or similar terminology. These forward-looking statements regarding future events and the future results of LPA are based on current expectations, estimates, forecasts, and projections about the industry in which LPA operates, as well as the beliefs and assumptions of LPA’s management. These forward-looking statements are only predictions and are subject to known and unknown risks, uncertainties, assumptions and other factors beyond LPA’s control that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. They are neither statements of historical fact nor promises or guarantees of future performance. Therefore, LPA’s actual results may differ materially and adversely from those expressed or implied in any forward-looking statements and LPA therefore cautions against relying on any of these forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by LPA and its management, are inherently uncertain and are inherently subject to risks variability and contingencies, many of which are beyond LPA’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the possibility of any economic slowdown or downturn in real estate asset values or leasing activity or in the geographic markets where LPA operates; (ii) LPA’s ability to manage growth; (iii) LPA’s ability to continue to comply with applicable listing standards of the New York Stock Exchange (“NYSE”); (iv) changes in applicable laws, regulations, political and economic developments; (v) the possibility that LPA may be adversely affected by other economic, business and/or competitive factors; (vi) LPA’s estimates of expenses and profitability; (vii) the outcome of any legal proceedings that may be instituted against LPA and (viii) other risks and uncertainties set forth in the filings by LPA with the U.S. Securities and Exchange Commission (the “SEC”). There may be additional risks that LPA does not presently know or that LPA currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Any forward-looking statements made by or on behalf of LPA speak only as of the date they are made. Except as otherwise required by applicable law, LPA disclaims any obligation to publicly update or revise any forward-looking statements to reflect any changes in their respective expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. Accordingly, you should not place undue reliance on forward- looking statements due to their inherent uncertainty. Nothing in this Presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Industry and Market Data This Presentation also contains estimates and other statistical data made by independent parties which they believe to be reliable and by LPA relating to market size and growth and other data about LPA’s industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions, and estimates of the future performance of the markets in which LPA operates are necessarily subject to a high degree of uncertainty and risk. LPA has not independently verified the accuracy or completeness of the independent parties’ information. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of such independent information. Trademarks LPA owns or has rights to various trademarks, service marks and trade names used is connection with the operation of its business. This Presentation may also contain trademarks, service marks, trade names and copyrights of other companies or third parties, which are the property of their respective owners. LPA’s use thereof does not imply an affiliation with, or endorsement by, the owners of such trademarks, service marks, trade names and copyrights. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM or symbols, but LPA will assert, to the fullest extent under applicable law, the rights of the applicable owners to these trademarks, service marks, trade names and copyrights. Financial Measures Certain financial information contained herein is unaudited and is based on internal records and/or estimates. The Presentation also contains unaudited alternative financial measures that are measures of financial performance not calculated in accordance with generally accepted accounting principles in the United States (or international financial reporting standards (“IFRS”)) and should not be considered as replacements or alternatives to net income or loss, cash flow from operations or other measures of operating performance or liquidity of LPA. These alternative financial measures should be viewed in addition to, and not as a substitute for, analysis of LPA’s results reported in accordance with IFRS or otherwise. Notwithstanding these limitations, and in conjunction with other accounting and financial information available, LPA’s management considers the alternative financial measures contained in this presentation (including EBITDA, EBITDA margin, Net Debt, Net Operating Income (NOI), NOI margin, Cash NOI, Same-Property NOI, Same-Property Cash NOI, Net debt to NOI and net debt to EBITDA ratio, Equity Value, FFO, and AFFO reasonable indicators for comparisons between LPA and LPA’s principal competitors on the market. These alternative financial measures are used by market participants for comparative analysis, albeit with certain limitations as analytical tools, of the results of businesses in the sector and as indicators of LPA’s capacity to generate cash flows. Nevertheless, alternative financial measures do not have any standardized meaning and therefore may not be comparable to similar measures presented by other companies. You should review LPA’s financial statements and additional information included in its filings with the SEC. Disclaimer

LPA delivers the world-class logistics and industrial spaces that power global supply chains. Our integrated platform combines global standards with on-the-ground execution, empowering companies to grow, connect, and compete across the Americas.

Table of Contents 02Highlights Financial Information Company Profile Company Performance Financial Summary Condensed Consolidated Interim Balance Sheet Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Income (Loss) Reconciliation for NOI and Cash NOI Reconciliation for Adjusted EBITDA, Adjusted EBITDA margin, FFO, AFFO Operations Portfolio Overview Operating Portfolio – Period end Occupancy Rental Revenues Average Rent per Square Foot Net Operating Income Same Property NOI Growth Capital Development Development Portfolio Land Portfolio Capitalization Debt Summary and Metrics Definitions Definitions 0301 04 05 06

Development and construction (2) of properties in the land bank Asset ownership on a long-term basis Acquisition of stabilized assets Developer Owner Acquirer Leasing and management (3) of assets Manager Notes: (1) The Company considers that most real estate companies and funds in México, Costa Rica, Perú and Colombia do not focus exclusively on the industrial segment; instead, they have investments across multiple sectors, including retail, hospitality, and others, and often lack a regional presence. (2) Construction is outsourced to construction companies; (3) Relationship with tenants and administration of logistics parks. The leading pioneer in logistics and industrial real estate in the Americas. — As one of the region’s only publicly traded, vertically integrated platforms, LPA develops, owns, and manages institutional-grade, built-to-suit facilities in the most dynamic, high-barrier-to-entry markets.(1)

This presentation (the “Presentation”) is provided for informational purposes only and has been prepared to provide interested parties with certain information about Logistic Properties of the Americas and its subsidiaries (collectively, “LPA”) and for no other purpose. This Presentation is not a prospectus, product disclosure statement or any other offering or disclosure document under any other law. The information contained herein is of a general background nature and does not purport to be exhaustive, all-inclusive or complete. This Presentation does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase, any equity, debt or other financial instruments of LPA. No such offering of equity or debt securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom. No representations or warranties, express or implied are given in, or in respect of, the accuracy or completeness of this Presentation or any other information (whether written or oral) that has been or will be provided to you. To the fullest extent permitted by law, LPA disclaims any and all liability for any loss or damage (whether foreseeable or not) suffered or incurred by any person or entity as a result of anything contained or omitted from this Presentation and such liability is expressly disclaimed. The viewer of this Presentation agrees that it shall not seek to sue or otherwise hold LPA or any of its respective directors, officers, employees, affiliates, agents, advisors or representatives liable in any respect for the provision of this Presentation, the information contained in this Presentation, or the omission of any information from this Presentation. Viewers of this Presentation should each make their own evaluation of LPA and of the relevance and adequacy of the information provided in this Presentation and should make such other investigations as they deem necessary before making an investment decision. Nothing herein should be construed as legal, financial, tax or other advice. You should consult your own advisers concerning any legal, financial, tax or other considerations concerning anything described herein, and, by accepting this Presentation, you confirm that you are not relying solely upon the information contained herein to make any investment decision. The general explanations included in this Presentation cannot address, and are not intended to address, your specific investment objectives, financial situations or financial needs. Forward-Looking Statements This Presentation contains certain forward-looking information which may not be included in future public filings or investor guidance. The inclusion of forward- looking financial information or metrics in this Presentation should not be construed as a commitment by LPA to provide guidance on such information in the future. Certain statements in this Presentation may be considered forward-looking statements. Forward-looking statements include, without limitation, statements about future events or LPA’s future financial or operating performance. For example, statements regarding anticipated growth in the industry in which LPA operates and anticipated growth in demand for LPA’s products and solutions, the anticipated size of LPA’s addressable market and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “pro forma,” “may,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations of them or similar terminology. These forward-looking statements regarding future events and the future results of LPA are based on current expectations, estimates, forecasts, and projections about the industry in which LPA operates, as well as the beliefs and assumptions of LPA’s management. These forward-looking statements are only predictions and are subject to known and unknown risks, uncertainties, assumptions and other factors beyond LPA’s control that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. They are neither statements of historical fact nor promises or guarantees of future performance. Therefore, LPA’s actual results may differ materially and adversely from those expressed or implied in any forward-looking statements and LPA therefore cautions against relying on any of these forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by LPA and its management, are nherently uncertain and are inherently subject to risks variability and contingencies, many of which are beyond LPA’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the possibility of any economic slowdown or downturn in real estate asset values or leasing activity or in the geographic markets where LPA operates; (ii) LPA’s ability to manage growth; (iii) LPA’s ability to continue to comply with applicable listing standards of the New York Stock Exchange (“NYSE”); (iv) changes in applicable laws, regulations, political and economic developments; (v) the possibility that LPA may be adversely affected by other economic, business and/or competitive factors; (vi) LPA’s estimates of expenses and profitability; (vii) the outcome of any legal proceedings that may be instituted against LPA and (viii) other risks and uncertainties set forth in the filings by LPA with the U.S. Securities and Exchange Commission (the “SEC”). There may be additional risks that LPA does not presently know or that LPA currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Any forward-looking statements made by or on behalf of LPA speak only as of the date they are made. Except as otherwise required by applicable law, LPA disclaims any obligation to publicly update or revise any forward-looking statements to reflect any changes in their respective expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. Accordingly, you should not place undue reliance on forward- looking statements due to their inherent uncertainty. Nothing in this Presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Industry and Market Data This Presentation also contains estimates and other statistical data made by independent parties which they believe to be reliable and by LPA relating to market size and growth and other data about LPA’s industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions, and estimates of the future performance of the markets in which LPA operates are necessarily subject to a high degree of uncertainty and risk. LPA has not independently verified the accuracy or completeness of the independent parties’ information. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of such independent information. Trademarks LPA owns or has rights to various trademarks, service marks and trade names used is connection with the operation of its business. This Presentation may also contain trademarks, service marks, trade names and copyrights of other companies or third parties, which are the property of their respective owners. LPA’s use thereof does not imply an affiliation with, or endorsement by, the owners of such trademarks, service marks, trade names and copyrights. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM or symbols, but LPA will assert, to the fullest extent under applicable law, the rights of the applicable owners to these trademarks, service marks, trade names and copyrights. Financial Measures Certain financial information contained herein is unaudited and is based on internal records and/or estimates. The Presentation also contains unaudited alternative financial measures that are measures of financial performance not calculated in accordance with generally accepted accounting principles in the United States (or international financial reporting standards (“IFRS”)) and should not be considered as replacements or alternatives to net income or loss, cash flow from operations or other measures of operating performance or liquidity of LPA. These alternative financial measures should be viewed in addition to, and not as a substitute for, analysis of LPA’s results reported in accordance with IFRS or otherwise. Notwithstanding these limitations, and in conjunction with other accounting and financial information available, LPA’s management considers the alternative financial measures contained in this presentation (including EBITDA, EBITDA margin, Net Debt, Net Operating Income (NOI), NOI margin, Cash NOI, Same-Property NOI, Same-Property Cash NOI, Net debt to NOI and net debt to EBITDA ratio, Equity Value, FFO, and AFFO reasonable indicators for comparisons between LPA and LPA’s principal competitors on the market. These alternative financial measures are used by market participants for comparative analysis, albeit with certain limitations as analytical tools, of the results of businesses in the sector and as indicators of LPA’s capacity to generate cash flows. Nevertheless, alternative financial measures do not have any standardized meaning and therefore may not be comparable to similar measures presented by other companies. You should review LPA’s financial statements and additional information included in its filings with the SEC. Disclaimer Puebla, México Operating GLA (sqft) Development GLA (sqft) Land Reserves (Acres)(1) 257,681 - - San José, Costa Rica Operating GLA (sqft) Development GLA (sqft) Land Reserves (Acres) (1) 2,516,471 - - Bogotá, Colombia Operating GLA (sqft) D velopm nt GLA (sqft) Land Res rve (Acres) (1) 1,255,178 - 50.6 Lima, Peru Operating GLA (sqft) Development GLA (sqft) Land Reserves (Acres) (1) 1,774,816 440,383 5.0 (1) Land reserve acres are adjusted for Floor Area Ratio (“FAR”).

Selected Properties Logistic Park Callao Callao, Peru Logistic Park San José Verbena San José, Costa Rica Logistic Park Coyol I Alajuela, Costa Rica Logistic Park Puebla MX Puebla, Mexico Logistic Park Calle 80 Tenjo, Colombia Logistic Park Lima Sur Lurín,Peru Logistic Park San Joaquín Heredia, Costa Rica Logistic Park Coyol II Alajuela, Costa Rica

Company Overview – Q2 2026 Highlights Total GLA(1) 7.5 M sq ft Total portfolio Occupancy(2) 100.0% Operating portfolio 76.7% denominated leases 4.5 years Wtd. Avg. Remaining lease term Avg. Rent/Sq Ft/Yr $8.88 Δ +2.7% YoY Q2 2026 NOI(5) $12.2 mm Δ +27.0% YoY Cash NOI (5) 27.3% US Dollar(3) WALT(4) Net Operating Income(5) (NOI) and Cash NOI(5) (US$M) YoY Growth (1) Includes 6.2 million sq ft of GLA in our total portfolio and 1.2 million of potential new GLA to be built-out in our land portfolio. (2) Operating Portfolio period end occupancy. (3) Based on active leases as of June 30, 2026. (4) Remaining lease life weighted average by leased area. (5) NOI and Cash NOI are non-IFRS measures. Total portfolio GLA — operating vs development (m sq ft) 5.3 5.6 5.8 5.8 5.8 0.5 0.5 0.2 0.4 0.45.8 6.0 6.0 6.2 6.2 Operating Development Q2 2025 Q3 2025 Q4 2025 Q1 2026 Q2 2026 1.0 2.0 3.0 4.0 5.0 6.0 7.0 9.6 10.4 11.6 12.1 12.2 9.6 10.5 11.0 12.1 12.2 NOI Cash NOI Q2 2025 Q3 2025 Q4 2025 Q1 2026 Q2 2026 9.0 9.5 10.0 10.5 11.0 11.5 12.0 12.5

Company Overview – Q2 2026 (continued) Highlights Revenues (US$M) - Quarterly Net Operating Income (US$M) - Quarterly Adjusted EBITDA (US$M) - Quarterly FFO, as defined by LPA (US$M) - Quarterly 11.7 12.9 13.7 14.4 14.7 Q2 2025 Q3 2025 Q4 2025 Q1 2026 Q2 2026 0.0 4.0 8.0 12.0 16.0 9.6 10.4 11.6 12.1 12.2 Q2 2025 Q3 2025 Q4 2025 Q1 2026 Q2 2026 0.0 4.0 8.0 12.0 16.0 6.3 7.3 8.4 8.9 9.4 Q2 2025 Q3 2025 Q4 2025 Q1 2026 Q2 2026 0.0 4.0 8.0 12.0 (0.1) (1.0) (0.3) 2.5 (5.0) Q2 2025 Q3 2025 Q4 2025 Q1 2026 Q2 2026 (5.0) (4.0) (3.0) (2.0) (1.0) — 1.0 2.0 3.0

Highlights

Company Performance

US$ in millions, except for number of buildings, sq ft, and percentages	As of and for the three months ended				
	June 30, 2026	March 31, 2026	December 31, 2025	September 30, 2025	June 30, 2025
Portfolio (sq ft)					
Same Property Portfolio					
No. of buildings	**30**	**30**	**28**	**28**	**28**
Gross leasable area (GLA)	5,123,509	5,123,617	4,745,298	4,745,082	4,745,082
Period end occupancy %	100.0%	100.0%	100.0%	97.6%	93.9%
NOI	9.6	9.7	9.5	9.1	8.6
YTD NOI Growth over prior year[1]	14.5%	10.7%	5.0%	4.8%	(0.4%)
Cash NOI	9.9	9.8	9.6	9.2	8.7
YTD Cash NOI Growth over prior year[1]	15.6%	11.0%	5.0%	3.2%	(1.9%)
Operating Portfolio					
No. of buildings	34	34	34	33	31
Gross leasable area (GLA)	5,804,146	5,804,261	5,804,261	5,550,277	5,292,588
Period end leased %	100.0%	100.0%	100.0%	98.2%	98.2%
Period end occupancy %	100.0%	100.0%	100.0%	97.9%	94.5%
Development Portfolio					
No. of buildings	2	2	1	2	2
Gross leasable area (GLA)	440,383	440,071	224,427	478,229	478,229
Period end leased %	91.9%	91.9%	84.1%	85.8%	85.9%
Period end occupancy %	13.9%	13.9%	— %	— %	— %
Total Portfolio					
No. of buildings	36	36	35	35	33
Gross leasable area (GLA)	6,244,529	6,244,332	6,028,688	6,028,506	5,770,817
Period end leased %	99.4%	99.4%	99.4%	97.3%	97.1%
Period end occupancy %	93.9%	93.9%	96.3%	90.1%	86.7%

(1) Year to date NOI and Cash NOI amounts are used to determine growth over the prior period.

LPA

Financial Summary Highlights (1) Net Debt/Investment properties US$ in millions, except for percentages As of and for the three months ended June 30, 2026 March 31, 2026 December 31, 2025 September 30, 2025 June 30, 2025 Rental revenues 14.7 14.4 13.6 12.2 11.6 Revenues 14.7 14.4 13.7 12.9 11.7 Cash net operating income (Cash NOI) 12.2 12.1 11.0 10.5 9.6 Net operating income (NOI) 12.2 12.1 11.6 10.4 9.6 NOI margin % 82.7% 84.4% 85.2% 85.3% 82.8% Net earnings (loss) 14.3 (7.6) 10.9 5.2 (1.1) Adjusted EBITDA 9.4 8.9 8.4 7.3 6.3 Adjusted EBITDA margin 63.5% 61.7% 61.3% 56.7% 53.7 % FFO, as defined by LPA (5.0) 2.5 (0.3) (1.0) (0.1) AFFO (5.0) 3.0 (0.5) (0.6) 0.3 Debt Outstanding balance at carrying value 320.8 308.6 295.3 280.6 276.1 Cash and restricted cash (40.8) (34.9) (34.0) (24.6) (32.0) Net Debt 280.0 273.7 261.3 256.0 244.1 Investment properties 687.1 650.6 649.8 624.6 579.0 Leverage ratio (1) 40.7% 42.1% 40.2% 41.0% 42.2% Cash interest rate at period-end 8.2% 7.4% 7.4% 7.5% 7.7%

Condensed Consolidated Interim Statements of Financial Position Financial Information (1) Listing expense is a non-cash item that relates to the difference in the fair value of the shares deemed to have been issued by the accounting acquirer and the fair value of the accounting acquiree’s identifiable net assets represents a service received by the accounting acquirer, and thus should be recognized as an expense upon consummation of the Business Combination. For more information, please review note 3 of the Financial Statements. As of June 30, 2026 December 31, 2025 Assets Current Assets: Cash and cash equivalents $ 33,582,188 $ 27,323,468 Lease and other receivables, net 3,742,796 4,142,217 Prepaid construction costs 767,443 125,061 Restricted cash equivalent – short term 5,000 105,000 Prepaid income taxes 2,129,152 1,196,382 Other current assets 5,808,442 6,709,555 Total current assets 46,035,021 39,601,683 Non-Current Assets: Investment properties $ 687,060,442 $ 649,825,184 Tenant notes receivables – long term, net 1,210,639 1,370,812 Restricted cash equivalent – long term 7,242,243 6,598,299 Property and equipment, net 363,677 355,265 Deferred tax asset 185,542 179,509 Other non-current assets 3,097,768 2,842,514 Total non-current assets 699,160,311 661,171,583 Total Assets $ 745,195,332 $ 700,773,266

Condensed Consolidated Interim Statements of Financial Position (continued) Financial Information As of June 30, 2026 December 31, 2025 Liabilities and Shareholder's Equity Current Liablities: Accounts payable and accrued expenses $ 10,554,399 $ 11,694,817 Income tax payable 905,010 7,101,476 Retainage payable 2,135,677 2,598,043 Long term debt – current portion 10,607,609 10,270,261 Security deposits - current portion 81,506 112,624 Lease liability – current portion 746,125 131,641 Other current liabilities 543,696 90,785 Total current liabilities $ 25,574,022 $ 31,999,647 Non-Current liablities: Long term debt $ 310,182,329 $ 285,064,648 Deferred tax liability 50,873,775 42,804,138 Security deposits 3,274,027 3,004,501 Lease liability 13,261,380 13,153,846 Other non-current liabilities — 178,196 Total non-current liabilities $ 377,591,511 $ 344,205,329 Total Liabilities $ 403,165,533 $ 376,204,976 Equity: Ordinary Shares 3,168 3,186 Additional paid-in capital 217,976,407 219,191,477 Retained earnings 53,913,723 49,090,064 Treasury shares, at cost — (2,030,382) Foreign currency translation reserve 1,545,479 (9,590,791) Equity attributable to owners of the Company 273,438,777 256,663,554 Non-controlling interests 68,591,022 67,904,736 Total Equity $ 342,029,799 $ 324,568,290 Total Liabilities and Equity $ 745,195,332 $ 700,773,266

Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income (Loss) Financial Information Three months ended June 30, 2026 2025 Revenues Rental revenue $ 14,715,722 $ 11,589,985 Other 27,099 102,707 Total revenues 14,742,821 11,692,692 Investment property operating expense (2,548,730) (2,007,135) General and administrative (4,181,069) (4,579,830) Investment property valuation gain (loss) 19,981,310 (257,400) Financing costs (4,938,236) (4,933,560) Net foreign currency gain (loss) (586,245) 64,530 Other income 324,314 212,567 Other expenses (327,078) — Profit (loss) before taxes 22,467,087 191,864 Income tax expense (8,211,739) (1,306,837) Profit (Loss) for the period $ 14,255,348 $ (1,114,973) Other comprehensive income (loss): Items that may be reclassified subsequently to profit or loss: Translation (loss) gain from functional currency to reporting currency 8,203,068 3,089,457 TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD $ 22,458,416 $ 1,974,484 Profit (Loss) for the period attributable to: Owners of the Company $ 12,733,405 $ (1,208,387) Non-controlling interests 1,521,943 93,414 Total profit (loss) for the period $ 14,255,348 $ (1,114,973) Total comprehensive income (loss) attributable to: Owners of the Company $ 20,936,473 $ 1,881,070 Non-controlling interests 1,521,943 93,414 Total profit (loss) for the period $ 22,458,416 $ 1,974,484 Weighted average number of shares – basic 31,698,635 31,584,816 Weighted average number of shares – diluted 31,849,901 31,584,816 Earnings (loss) per share attributable to owners of the Company – basic and diluted $ 0.40 $ (0.04)

Financial Information

Reconciliation for Net Operating Income (NOI) and Cash Net Operating Income

$14.7 M
Rental Revenues
Top Line

(-)
Prop. Op. exp.
$-2.6M

$12.2 M
NOI
82.7% margin

(±)
Straight Line Rent.
$0.08M

$12.2 M
Cash NOI
83.2% margin

(-)
Non-SP &CC Adj.
$2.4M

$9.9 M
Same Property Cash NOI
30 buildings

NOI Reconciliation Bridge – Q2 2026 (US$M)



Rental Revenue
$14.7
(-) Prop. operating expense
2.6
NOI
$12.2
(±) Straight-line rent
-0.1
Cash NOI
$12.2
(-) Non-Same Property Cash NOI
2.4
Same- Property Cash NOI
$9.9

US$ in millions, except for percentages	For the three months ended Jun 30, 2026	Mar 31, 2026	Dec 31, 2025	Sep 30, 2025	Jun 30, 2025
From rental revenues → NOI →Cash NOI					
Rental revenues	14.7	14.4	13.6	12.2	11.6
(−) Prop. Operating expense	(2.5)	(2.2)	(2.0)	(1.8)	(2.0)
Net Operating income (NOI)	**12.2**	**12.1**	**11.6**	**10.4**	**9.6**
NOI margin %	82.7%	84.4%	85.3%	85.3%	82.8%
(±) Straight-line rent	0.1	—	(0.6)	0.1	—
Cash Net operating income (Cash NOI)	**12.2**	**12.1**	**11.0**	**10.5**	**9.6**
From profit (loss) → NOI cross-check					
Profit(loss) for period	14.3	(7.6)	10.9	5.2	(1.1)
(−)Other revenue	—	—	(0.1)	(0.7)	(0.1)
(+) G&A expense	4.2	4.1	4.1	4.5	4.6
(−) Investment Properties valuation gain	(19.9)	9.2	(11.8)	(7.1)	0.3
(+) Financing cost	4.9	5.9	5.7	4.9	4.9
(±) Net foreign currency gain (loss)	0.6	0.3	(0.2)	—	(0.1)
(−)Other Income	(0.3)	(0.6)	(0.4)	(0.2)	(0.2)
(+)Other expenses	0.3	—	0.4	0.6	—
(+)Income tax expense	8.2	0.8	3.1	3.3	1.3
NOI(cross-check)	**12.2**	**12.1**	**11.6**	**10.4**	**9.6**
(±) Constant currency	—	—	—	(0.3)	(0.2)
(−)Non same-property cash NOI	2.5	2.5	2.1	1.3	1.0
Same-property NOI	9.6	9.7	9.5	8.8	8.4
(±) Straight-line rent	0.1	—	(0.6)	0.1	—
Cash NOI	12.2	12.1	11.0	10.5	9.6
(±) Constant currency	—	—	—	(0.3)	(0.2)
(−)Non same-property cash NOI	2.4	2.3	(1.4)	1.3	0.9
Same-property cash NOI	**9.9**	**9.8**	**9.6**	**8.9**	**8.5**

Reconciliation for Adjusted EBITDA, Adjusted EBITDA Margin, FFO and AFFO (1) Adjusted EBITDA (US$M) and EBITDA Margin Financial Information 6.3 7.3 8.4 8.9 9.4 53.7% 56.7% 61.3% 61.7% 63.6% Adj. EBITDA EBITDA Margin Q2 2025 Q3 20205 Q4 2025 Q1 2026 Q2 2026 48.0% 50.0% 52.0% 54.0% 56.0% 58.0% 60.0% 62.0% 64.0% 0 4 8 12 For the three months ended US$ in millions, except for percentages June 30, 2026 March 31, 2026 December 31, 2025 Septembe r 30, 2025 June 30, 2025 Revenues 14.7 14.4 13.7 12.9 11.7 PROFIT (LOSS) FOR THE PERIOD 14.3 (7.6) 10.9 5.2 (1.1) Financing costs(2) 5.6 6.0 5.9 5.0 5.0 Income tax expense (benefit) 8.2 0.8 3.1 3.3 1.3 Depreciation and amortization 0.2 0.2 0.2 0.2 0.2 Investment property valuation gain (20.0) 9.2 (11.8) (7.1) 0.3 Share-based payment 0.5 0.4 0.4 0.4 0.9 Other income (0.3) (0.6) (0.4) (0.2) (0.2) Other expenses 0.3 — 0.4 0.6 — Net foreign currency (loss) gain 0.6 0.3 (0.2) — (0.1) Adjusted EBITDA 9.4 8.9 8.4 7.3 6.3 Adjusted EBITDA margin 63.6% 61.7% 61.3% 56.7% 53.7 % hp For the three months ended US$ in millions June 30, 2026 March 31, 2026 December 31, 2025 Septem ber 30, 2025 June 30, 2025 Profit for the period 14.3 (7.6) 10.9 5.2 (1.1) Investment property valuation gain (20.0) 9.2 (11.8) (7.1) 0.3 FFO (5.7) 1.7 (0.9) (1.9) (0.9) Share-based payment 0.5 0.4 0.4 0.4 0.9 Other income(3) (0.1) 0.4 (0.2) (0.1) (0.1) Other expenses 0.3 — 0.4 0.6 — FFO (as defined by LPA) (5.0) 2.5 (0.3) (1.0) (0.1) Depreciation and amortization 0.2 0.2 0.2 0.2 0.2 Financing costs(4) (1.2) 0.2 0.2 0.1 0.1 Unrealized foreign currency loss (gain) 1.0 0.1 — 0.1 — Straight-line rental revenue 0.1 — (0.6) 0.1 — Adjusted FFO (5.0) 3.0 (0.5) (0.6) 0.3 (1) Refer to the “Non-IFRS Financial Measures and Other Measures and Reconciliations” in the MD&A for more details around the non-IFRS measures

Portfolio overview by market – June 30, 2026 Operations GLA by Market – Operating Portfolio (‘000 sq ft) FMV by Market – Operating Portfolio $620.7 m 5,293 5,550 5,804 5,804 5,804 2,516 2,516 2,516 2,516 2,516 1,521 1,521 1,775 1,775 1,775 1,255 1,255 1,255 1,255 1,255 258 258 258 258 CR PER COL MEX Q2 2025 Q3 2025 Q4 2025 Q1 2026 Q2 2026 0 1,000 2,000 3,000 4,000 5,000 6,000 260.2 186.4 153.3 20.8 Costa Rica Peru Colombia Mexico Square Feet Net Effective Rent Investment Properties US$ in millions, except for number of buildings, sq ft, and percentages No. of buildings Total % of Total Occupied % Leased % Year to Date NOI Annualized Sqft / Year Total Fair Market Value % of Total Fair Market Value Operating Portfolio Costa Rica 19 2,516,471 43.4% 100.0% 100.0% 5.2 $22.2 $8.81 260.2 41.9% Colombia 5 1,255,178 21.6% 100.0% 100.0% 2.7 $11.7 $9.34 153.3 24.7% Peru 8 1,774,816 30.6% 100.0% 100.0% 3.9 $16.5 $8.97 186.4 30.0% Mexico 2 257,681 4.4% 100.0% 100.0% 0.4 $1.7 $6.72 20.8 3.4%52098910.0 $8.98 Subtotal 34 5,804,146 100.0% 100.0% 100.0% 12.2 52.1 $8.98 620.7 100.0% Development Portfolio Peru 2 440,383 100.0% 13.9% 91.9% — — $— 30.1 100.0% Total Portfolio 36 6,244,529 100.0% 93.9% 99.4% $12.2 $52.1 $8.34 $650.8

Operating Portfolio – period-end occupancy Operations Operating Portfolio 100.0% +582 bps YoY Costa Rica 100.0% + 504 bps YoY Peru 100.0% + 493 bps YoY Period-end Occupancy by Market Colombia 100.0% + 846 bps YoY Mexico 100.0% + n/a bps QoQ Total Operating Portfolio Period-end Occupancy 94.5 97.9 100.0 100.0 100.0 Q2 2025 Q3 2025 Q4 2025 Q1 2026 Q2 2026 — 20.0 40.0 60.0 80.0 100.0 95.2% 100.0% 100.0% 100.0% 100.0% 3 98.8% 100.0% 100.0% 100.0% 2 92.2% CR PER COL MEX Q2 2025 Q3 2025 Q4 2025 Q1 2026 Q2 2026 80.0% 85.0% 90.0% 95.0% 100.0%

Rental Revenues Operations Rental Revenues by Market (US$M) Revenue Mix by Market 11.6 12.2 13.6 14.4 14.7 5.9 6.0 6.2 6.2 6.3 3.3 3.5 4.2 4.7 4.9 2.4 2.5 2.8 3.0 3.10.2 0.4 0.5 0.5 CR PER COL MEX Q2 2025 Q3 2025 Q4 2025 Q1 2026 Q2 2026 — 5.0 10.0 15.0 20.0 50.9 49.2 49.1 43.2 42.6 28.4 28.7 29.2 32.8 33.2 20.7 20.5 20.3 20.9 21.1 1.6 1.4 3.2 3.1 CR PER COL MEX Q2 2025 Q3 2025 Q4 2025 Q1 2026 Q2 2026 — 20.0 40.0 60.0 80.0 100.0 US $M Q2 2026 Q1 2026 Q4 2025 Q3 2025 Q2 2025 QoQ Change YoY Change Costa Rica $ 6.3 $ 6.2 $ 6.2 $ 6.0 $ 5.9 1.2% 5.6 % Peru $ 4.9 $ 4.7 4.2 3.5 3.2 3.8% 50.4 % Colombia $ 3.1 $ 3.0 2.8 2.5 2.4 3.7% 29.3 % Mexico $ 0.5 $ 0.5 0.4 0.2 0.0 (2.4) % n/m Total rental revenues $ 14.7 $ 14.4 13.6 12.2 11.5 2.5% 27.0 % Other revenues $ — $ — 0.1 0.7 0.1 (28.5) % (73.6) % Total revenues $ 14.7 $ 14.4 $ 13.7 $ 12.9 $ 11.6 2.4% 26.1%

Average Rent per Square Foot per Year Operations Total Portfolio $8.88 /sq ft/yr + 10.0% YoY Costa Rica $8.81 /sq ft/yr Peru $8.97 /sq ft/yr + 17.1% YoY Total Portfolio Avg. Rent (US$/sq ft/yr) Colombia $9.34 /sq ft/yr + 27.2% YoY Mexico $6.72 /sq ft/yr + 0.6% QoQ Total Portfolio Avg. Rent (US$/sq ft/yr) $8.07 $8.14 $8.65 $8.74 $8.88 Q2 2025 Q3 2025 Q4 2025 Q1 2026 Q2 2026 $0.00 $2.00 $4.00 $6.00 $8.00 $10.00 $8.68 $8.68 $8.70 8.82 8.81 $7.66 $7.67 $9.06 8.92 8.97 $7.34 $7.91 $8.38 8.76 9.34 $6.64 $6.68 6.67 6.72 CR PER COL MEX Q2 2025 Q3 2025 Q4 2025 Q1 2026 Q2 2026 $4.00 $5.00 $6.00 $7.00 $8.00 $9.00 $10.00 + 1.5% YoY

Net Operating Income (NOI) Operations Q2 2026 NOI + 27.0% YoY Q2 2026 Cash NOI + 27.3% YoY NOI Margin 82.7% + 1 bps YoY NOI and Cash NOI (US$M) NOI by Geography (US$M) NOI Margin Costa Rica % of NOI 43.1% largest contributor Annualized NOI $48.7 M Q2 2026 x 4 9.6 10.4 11.6 12.1 12.2 5.0 5.2 5.3 5.3 5.2 2.6 2.8 3.4 3.8 3.9 2.0 2.1 2.5 2.6 2.70.2 0.4 0.4 0.4 CR PER COL MEX Q2 2025 Q3 2025 Q4 2025 Q1 2026 Q2 2026 0.0 5.0 10.0 15.0 82.8% 85.3% 85.2% 84.4% 82.7% NOI Margin Q2 2025 Q3 2025 Q4 2025 Q1 2026 Q2 2026 70.0% 80.0% 90.0% 100.0% Geography Q2 2026 Q1 2026 Q4 2025 Q3 2025 Q2 2025 NOI Cash NOI Cash NOI Cash NOI Cash NOI Cash YoY Change % Q2 NOI Costa Rica 5.2 5.2 5.3 5.2 5.3 5.3 5.2 5.1 5.0 4.8 4.0% 42.6 % Peru 3.9 3.9 3.8 3.8 3.4 2.8 2.8 2.9 2.6 2.7 50.0% 32.0 % Colombia 2.7 2.7 2.6 2.7 2.5 2.4 2.1 2.2 2.0 2.1 35.0% 22.1 % Mexico 0.4 0.4 0.4 0.4 0.4 0.4 0.2 0.2 0.0 0.0 n/m 3.3 % Total portfolio 12.2 12.2 12.1 12.1 11.6 10.9 10.3 10.4 9.6 9.6 27.1% 100.0 % NOI margin 82.7% 84.4% 85.2% 85.3% 82.8% $12.2 M $12.2 M 9.6 10.4 11.6 12.1 12.2 9.6 10.5 11.0 12.1 12.2 NOI Cash NOI Q2 2025 Q3 2025 Q4 2025 Q1 2026 Q2 2026 9.0 10.0 11.0 12.0 13.0

Same Property Net Operating Income (NOI) Operations Period End Occupancy Same Property (%) Same Property YoY Change (%) 93.9% 97.6% 100.0% 100.0% 100.0% Q2 2025 Q3 2025 Q4 2025 Q1 2026 Q2 2026 —% 20.0% 40.0% 60.0% 80.0% 100.0% (0.4)% 4.8% 5.0% 10.7% 14.5% (1.9)% 3.2% 5.0% 11.0% 15.6% NOI Cash NOI Q2 2025 Q3 2025 Q4 2025 Q1 2026 Q2 2026 (5.0)% —% 5.0% 10.0% 15.0% 20.0% Same Property Pool YoY Change Building # GLA Q2 2026 Q1 2026 Q4 2025 Q3 2025 Q2 2025 Geography 2026 2025 2026 2025 NOI Cash NOI Cash NOI Cash NOI Cash NOI Cash Costa Rica 19 18 2,516,471 2,359,027 4.9% 7.8% 2.8% (2.5) % (3.0) % 0.8% (3.9) % (5.6) % (5.9) % (6.5) % Peru 6 5 1,351,860 1,130,985 7.3% 7.5% 23.7% 31.7% 27.5% 32.9% 13.6% 15.0% 4.4% 3.1 % Colombia 5 5 1,255,178 1,255,286 24.1% 21.5% 20.2% (6.3) % 22.7% 24.1% 20.2% 14.1% 23.9% 16.6 % Total same property 30 28 5,123,509 4,745,298 14.5% 15.6% 10.7% 11.0% 5.0% 5.0% 4.8% 3.2% (0.4) % (1.9) % Excluded 6 7 1,121,020 1,283,390 Total portfolio 36 35 6,244,529 6,028,688

Customer Concentration and Lease Expiration Analysis Operations Customer Type Mix - % of NER Top 10 Customers - % of NER Lease Expiration Schedule Contractual Rental Increases - % of NER Leases by Currency 31.6% 35.1% 22.8% 10.5% Logistic Services Consumer Goods Distribution Retailer Manufacturing and Other 0.8% 22.5% 32.1% 42.3% 2.3% MX-CPI COL-CPI US-CPI Constant Escalator Other 76.7% 22.5% 0.8% USD COP MXN # Customer % of Net Effective Rent Total Square Feet 1 Kuehne + Nagel 8.1% 474,688 2 Pepsico 7.9% 253,770 3 Pricesmart 5.2% 264,975 4 Pequeño Mundo 4.7% 270,572 5 Alicorp 4.7% 335,812 6 Natura & Co 3.6% 206,785 7 CEVA 3.6% 219,734 8 Samsung 3.3% 200,209 9 Ikea 3.2% 185,548 10 Yichang 3.1% 220,875 Total 47.4% 2,632,968 Net Effective Rent % of Currency Year Occupied Sq Ft Annualized (US$ in millions) % of Total $/Sq Ft/Yr COP USD MXN 2026 162,287 1.3 2.5% $ 8.07 0.0% 100.0% — % 2027 1,097,078 9.1 17.4% $ 8.27 45.5% 54.5% — % 2028 729,095 5.6 10.8% $ 7.74 17.9% 82.1% — % 2029 1,287,593 11.3 21.7% $ 8.79 29.1% 67.1% 3.8% 2030 793,504 6.6 12.7% $ 8.32 — % 80.3% 19.7% 2031 230,251 2.0 3.8% $ 8.53 — % 100.0% — % Thereafter 1,565,416 16.2 31.1% $ 10.34 20.3% 79.7% — % Total 5,865,224 52.1 100.0% $ 8.88 22.5% 74.2% 3.3%

Development Pipeline Capital Deployment Active Projects 2 Under development Total GLA under development 440,383 pipeline TEI Total Est. Investment $21.3 M Pre Leased 91.9% Wtd. Avg. Development Yield 20.6% Invested vs Remaining to Invest (US$ M) Sq Ft % of pipeline GLA est. stabilization (1) Reflects the total development expenses of the entire industrial park, including costs associated with infrastructure, utilities, and landscaping, not just the individual warehouse 10.1 21.5 11.9 21.1 12.2 10.2 11.1 10.2 11.1 2.8 14.3 4.2 19.0 6.7 9.8 2.6 9.7 6.1 7.3 7.2 7.7 2.1 5.5 0.4 8.5 0.5 5 Invested Remaining to invest Callao B. 200 Callao B. 300 Callao B. 200 Callao B. 300 Callao B. 200 Callao B. 300 Callao B. 200 Callao B. 200 Callao B. 400 0.0 10.0 20.0 30.0 Q2 2025 Q3 2025 Q2 2026Q4 2025 Q1 2026 US$ in millions, except for sq ft, percentages and dates TEI Invested to Date Project Sq Ft Occupied % Leased % FMV Land + Infra Shell Total Land + Infra Shell Total Est. Stabilization Date Annualized estimated Rent Revenues Annualized estimated NOI Est. Return on Cost(1) Est. Develop. Yield(1) Type Peru Callao Logistic Park B. 200 224,739 — 84.1% 17.1 9.2 2.0 10.2 7.9 1.7 9.7 Jan-27 1.7 1.3 16.2% 12.5% Modified Gross Callao Logistic Park B. 400 215,644 — 100.0% 12.9 9.8 1.3 11.1 6.1 — 6.1 Oct-26 2.1 1.6 18.9% 14.9% Modified Total 440,383 — 91.9% $30.0 $19.0 $3.3 $21.3 $14.0 $1.7 $15.8 $3.8 $2.9 17.7% 27.3%

Land Portfolio Capital Deployment Land FMV by Market (US$M) Buildable GLA (Sq Ft in millions) (1) Buildable GLA of the Land Bank (2) Peru has a land lease contract with a third-party whereas LPA, through a 40% LPA -60% Capia ownership structure, acts as a lessee. Gross Land Area (Acres) Buildable Area (Sq Ft)(1) FMV FMV/Sq Ft of Gross Land Area US$ in millions, except for sq ft and percentages Q2 2026 Q4 2025 % Change Q2 2026 Q4 2025 % Change Q2 2026 Q4 2025 % Change Q2 2026 Q4 2025 % Change Peru(2) 5.0 19.0 -73.8% 115,873 441,115 (73.7%) 2.8 9.9 (71.6) % $ 13.00 $ 12.00 8.5 % Colombia 50.6 50.6 — % 1,090,211 1,090,211 — % 33.4 30.2 10.8% $ 15.2 $ 13.7 10.8% Total 55.6 69.6 (20.1%) 1,206,084 1,531,326 (21.2%) 36.2 40.1 (9.6%) $ 15.0 $ 13.2 13.2% 37.9 39.8 40.1 34.2 36.2 26.2 29.0 30.2 31.0 33.4 11.7 10.8 9.9 3.2 2.8 Colombia Peru Q2 2025 Q3 2025 Q4 2025 Q1 2026 Q2 2026 0.0 5.0 10.0 15.0 20.0 25.0 30.0 35.0 40.0 45.0 1.5 1.5 1.5 1.2 1.2 1.1 1.1 1.1 1.1 1.1 0.4 0.4 0.4 0.1 0.1 Colombia Peru Q2 2025 Q3 2025 Q4 2025 Q1 2026 Q2 2026 0.0 0.2 0.4 0.6 0.8 1.0 1.2 1.4 1.6 1.8

Debt Summary and Metrics Capitalization Total Debt $320.8 M carrying value Net Debt $280.0 M less cash $40.8 million Net Debt(1) / Inv. Props 40.7% vs. 40.2% Q4 2025 Net Debt(1)/ Adj. EBITDA 8.2x vs. 9.1x Q4 2025 Net Debt(1)/ NOI 6.1x vs. 6.4x Q4 2025 Net Debt(1)/ Profit and Loss 12.3x vs. 16.2x Q4 2025 Secured vs. Unsecured Debt Debt by Currency Debt Maturity Schedule Weighted Average Interest Rates Fixed vs Floating Rate (1) Net debt related multiples were calculated using the last twelve months ended June 30, 2026 for Profit (loss), NOI and Adjusted EBITDA in their respective calculations. 7.7% 7.5% 7.4% 7.4% 8.2% Q2 2025 Q3 2025 Q4 2025 Q1 2026 Q2 2026 —% 2.0% 4.0% 6.0% 8.0% 70.9% 29.1% Floating Fixed 79.8% 20.2% USD COP 100.0% Secured US$ in millions Maturity Loans Weighted Average Cash Interest Rate Remainder of 2026 5,101,420 7.3% 2027 11,131,570 6.8% 2028 25,540,427 6.5% 2029 12,817,783 6.5% 2030 13,737,347 6.5% 2031 14,728,883 6.5 % Thereafter 241,156,189 5.9 % Sub-total debt at par $ 324,213,619 6.2% Accrued and deferred financing cost, net $ (3,423,681) Total Debt 320,789,938

Definitions Definitions Please refer to LPA financial statements as prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and filed with the Securities and Exchange Commission (“SEC”) and other public reports for further information about LPA and LPA business. “YTD” (Year to Date) period starting from the beginning of the current year up to the current date, used to measure the performance over this period. Adjusted EBITDA LPA defines Adjusted EBITDA as profit (loss) for the period excluding (a) interest income from affiliates, (b) financing costs, (c) income tax expense, (d) depreciation and amortization, (e) investment property valuation gain (loss) on disposal of asset held for sale, (g) share-based payment, (h) one-time cash bonus related to the Business Combination, (i) listing expense, (j) other income, (k) other expenses, and (l) net foreign currency gain or loss. Management believes Adjusted EBITDA measures and evaluates the operating performance of LPA’s business, which consists of developing, leasing and managing industrial properties, before LPA’s cost of capital and income tax expense. Adjusted EBITDA is a measure commonly used in LPA’s industry and is presented to supplement investor understanding of operating performance. LPA’s management believes that Adjusted EBITDA provides investors and analysts with a measure of operating results not affected by differences in capital structures, capital investment cycles and fair value adjustments of LPA’s assets. Cash Net Operating Income (Cash NOI) LPA defines Cash NOI as NOI adjusted for straight-line rental revenue during the relevant period. Debt Metrics We evaluate the following debt metrics to monitor the strength and flexibility of our capital structure and evaluate the performance of our management. Investors can utilize these metrics to make a determination about our ability to service or refinance our debt. Net Debt LPA defines Net Debt as LPA’s total debt (defined as long-term debt plus long-term debt — current portion) less cash, cash equivalents and restricted cash. Net Debt to Profit (Loss) represents Net Debt divided by Profit (Loss) for the period. Net Debt to Adjusted EBITDA This metric represents Net Debt divided by Adjusted EBITDA. LPA’s management believes that this ratio is useful because it provides investors with information on LPA’s ability to repay debt, compared to LPA’s performance as measured using Adjusted EBITDA. Net Debt to Net Operating Income (NOI) This metric represents Net Debt divided by NOI. LPA’s management believes that this ratio is useful because it provides investors with information on LPA’s ability to repay debt, compared to LPA’s performance as measured using NOI. Net Debt to Investment Properties This metric represents Net Debt divided by Investment Properties (end of period value). LPA believes that this ratio is useful because it shows the degree in which Net Debt has been used to finance LPA’s assets. Development Portfolio Represents industrial properties that are under development and properties that are developed but have not met Stabilization. Development Yield This metric is calculated for development properties as Stabilized NOI divided by TEI. Estimated Build Out (TEI and sq ft) This metric represents the estimated TEI and finished square feet available for lease upon completion of an industrial building on existing parcels of land. Estimated Value Creation This metric represents the value that we expect to create through our development and leasing activities. We calculate Estimated Value Creation by estimating the Stabilized NOI that the property will generate and applying a stabilized capitalization rate applicable to that property. Estimated Value Creation is calculated as the amount by which the value exceeds our TEI, including closing costs and taxes. Funds From Operations, or FFO (as calculated by LPA) FFO is profit for the period, excluding (a) investment property valuation gain (loss) on disposal of asset held for sale. LPA calculates FFO (as defined by LPA) excluding (b) share-based payment, (c) one-time cash bonus related to the Business Combination, (d) listing expense, (e) other income and (f) other expenses. LPA defines Adjusted FFO as FFO (as defined by LPA) excluding (a) depreciation and amortization, (b) non-cash financing costs, (c) interest income from affiliates, (d) unrealized foreign currency gain or loss and (e) straight-line non-cash rent. FFO (as defined by LPA) and Adjusted FFO (collectively, “FFO Measures”) These non-IFRS measures help analyze the operating results of LPA’s assets and operations. LPA’s management believes that FFO Measures are useful to investors as supplemental performance measures because they exclude the effects of certain items which can create significant earnings volatility, as well as certain non-cash items which do not directly relate to LPA’s ongoing business operations or cash flow generation. LPA’s management believes FFO Measures facilitate comparisons of operating performance between periods. The usefulness of FFO Measures may be limited, and LPA’s computation may not be comparable to measures reported by other real estate companies.

Definitions Discounted Cash Flow Method Using this valuation method, future cash flows forecasted over an investment horizon, together with the proceeds of a deemed disposition at the end of the holding period. This method allows for modeling any uneven revenues or costs associated with lease-up, rental growth, vacancies, leasing commissions, tenant inducements and vacant space costs. These future financial benefits are discounted to present value at an appropriate discount rate based on market transactions. A discount rate applicable to future cash flows and determined primarily by the risks associated with income, and a capitalization rate used to obtain the future value of the property based on estimated future market conditions. These rates are determined based on the constant interviews we have with developers, brokers, clients and active players in the market to know their expectation of IRR (before debt or without leverage). Mainly the real transactions in the market are analyzed. Since we are a leading company in the real estate sector, we have extensive experience in most purchase transactions and have the details of these before and during the purchase, which allows us to have a solid base when selecting our rates. Direct Capitalization Method This method involves capitalizing a fully leased net operating income estimate by an appropriate yield. This approach is best utilized with stabilized assets, where there is little volatility in the net income and the growth prospects are also stable. It is most commonly used with single-tenant investments or stabilized investments. Direct Comparison Approach The Direct Comparison Approach utilizes sales of comparable properties, adjusting for differences to estimate a value for the subject property. This approach is developed in a simplified method to establish a range of unit prices from market comparable sales. This method is typically developed to support the Income Approach rather than to conclude on a value. Cost Approach The Cost Approach is based on the principle of substitution – that a prudent and rational person would pay no more for a property than the cost to construct a similar and competitive property, assuming no undue delay in the process. The Cost Approach tends to set the upper limit of value before depreciation is considered. Gross Leasable Area (GLA) The total floor area designed for tenant occupancy and exclusive use, including basements, mezzanines and upper floors. Net Effective Rent (“NER”) This amount is calculated at the beginning of the lease using estimated total cash base rent to be received over the term and annualized. The NER per square foot is calculated by dividing the annualized net rent by the occupied square feet of the lease. Net Operating Income (“NOI”) LPA defines NOI as profit for the period excluding (a) other income (which primarily relates to development fee revenue), (b) general and administrative expenses, (c) listing expense, (d) investment property valuation gain, (e) interest income from affiliates, (f) financing costs, (g) net foreign currency gain or loss, (h) other income, (i) gain on disposition of asset held for sale, (j) other expenses, and (k) income tax expense. Operating Portfolio This includes stabilized industrial properties. Assets held for sale are excluded from the portfolio. Return on Cost This is calculated on development properties as Stabilized rental revenue divided by TEI. Same-Property Same-Property metrics are non-IFRS financial measures, which are commonly used in the real estate industry and expected from the financial community, on both a net-effective and cash basis. We evaluate the performance of the operating properties we own and manage using a Same-Property analysis because the population of properties in this analysis is consistent from period to period, which allows us to analyze our ongoing business operations. We have defined Same-Property as properties that were owned by LPA as of January 1, 2024 and have been in operations throughout the same nine-month periods in both 2024 and 2025. We believe that the factors that affect lease rental income, recoveries, property operating expenses and NOI in the Same-Property portfolio generally remain the same as for our total operating portfolio. Same-Property NOI LPA defines Same-Property NOI as NOI less non same-property NOI and adjusted for constant currency. Same-Property Cash NOI LPA defines Same-Property Cash NOI as Cash NOI less non same-property Cash NOI and adjusted for constant currency. Stabilization LPA defines stabilization as the earlier of the point at which a developed property has been completed for one year, or when it reaches a 90% occupancy rate. Stabilized NOI This metric is the estimated twelve months of potential gross rental revenue (base rent, including above or below market rents plus operating expense reimbursements) multiplied by 95% to adjust income to a stabilized vacancy factor of 5%, minus estimated operating expenses. Total Expected Investment (“TEI”) This represents total estimated cost of development or expansion, including land, development and leasing costs. TEI is based on current projections and is subject to change. Total Portfolio Is comprised of the Operating Portfolio and Development Portfolio